UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 6, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                          Form 40-F      ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes                          No       ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      ✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	December 6, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Increases Dividend by 12%; Strong Outlook for Growth

CALGARY, ALBERTA, December 6, 2012 – Enbridge Inc. (TSX, NYSE: ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.315 per common share, payable on March 1, 2013 to shareholders of record on February 15, 2013. The dividend reflects a 12% increase from the prior quarterly rate. Enbridge also announced a guidance range for 2013 adjusted earnings of $1.74 to $1.90 per share.

“During 2012 we have built a strong foundation for the future of Enbridge and its stakeholders,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “The most important area of progress has been the continued implementation of our Operational Risk Management Plan in support of our highest priority – the safe, reliable and environmentally responsible operation of our business. At the same time, in response to evolving North American energy fundamentals and the needs of our customers for access to new markets, we’ve received customer support for another $14 billion of attractive investment opportunities. This brings us to a total of $26 billion of commercially secured growth investment over 2012 to 2016. We are on schedule and on budget with substantially all of these projects, and we are well advanced with the external funding we’ll require to supplement our growing internal cash flow.

“The additional opportunities we’ve secured since our Enbridge Day investor conference in October reinforce the likelihood of exceeding the 10% plus EPS growth rate potential we discussed at that time. They also enhance the prospects that we will be successful in extending our industry leading growth rate well beyond the middle of the decade. Nearer term, as our guidance range indicates, 2013 will be another strong year for earnings growth, and we are comfortable with another substantial dividend increase given these prospects.”

Enbridge’s Board of Directors also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on March 1, 2013 to shareholders of record on February 15, 2013:

Preferred Shares, Series A		$0.34375
Preferred Shares, Series B		$0.25
Preferred Shares, Series D		$0.25
Preferred Shares, Series F		$0.25
Preferred Shares, Series H		$0.25
Preferred Shares, Series J	US$	0.25
Preferred Shares, Series L	US$	0.25
Preferred Shares, Series N		$0.25
Preferred Shares, Series P		$0.25
Preferred Shares, Series R1		$0.2356

(1) This is the first dividend declared for Preferred Shares, Series R which were issued Dec. 5, 2012. The regular quarterly dividend payable on the Series R preferred shares, which will take effect on the June 1, 2013 dividend payment, is $0.25 per share.

Conference Call

Enbridge Inc. will host a webcast conference call to discuss its 2013 Guidance as follows:

Webcast Information

Event: Enbridge Inc. 2013 Guidance Conference Call

Date: Thursday, December 6, 2012

Time: 2:30 p.m. Mountain Time / 4:30 p.m. Eastern Time

Webcast Registration: sign-up

Conference Call Information

Dial-in #’s (Audio only—please dial in 10 minutes ahead if not pre-registered)

North America: 1-888-713-4213

Outside North America: +617-213-4865

Participant Passcode: 33022607

Pre-Registration for Conference Call

For participants wishing to pre-register for the conference call, please click on this link.

Pre-registration is not mandatory, but is recommended as it provides immediate entry into the call and facilitates the timely start of the conference. Once pre-registration is completed you will receive online confirmation with a passcode and PIN. This information should be noted or copied into your calendar as you will be prompted for this information when dialing in on the day of the event.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com